Exhibit 21.1

Significant Subsidiaries of Dynegy Inc.
As of December 31, 2010

SUBSIDIARY		STATE OR COUNTRY OF INCORPORATION

1.	Dynegy Holdings Inc.	Delaware
2.	Illinova Corporation	Illinois
3.	Dynegy Power Marketing, Inc.	Texas
4.	Dynegy Midwest Generation, Inc.	Illinois